CALEDONIA MINING CORPORATION

      MAY 18, 2011

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("Caledonia”) is for the fiscal quarter ended March 31, 2011 and the period until May 15, 2011. It should be read in conjunction with the Unaudited Consolidated Financial Statements as at March 31, 2011 and the Annual Report for the year ended December 31, 2010, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS is set out in Note 22 to these condensed financial statements.

Note that all currency references in this document are to Canadian Dollars.

Contents of the MD&A

1.

Forward Looking Statements

2.

Overview

3.

Highlights for the Quarter ended March 31, 2011 (1st Quarter 2011)

4.

Summary Financial Results for the 1st Quarter  2011

5.

Operations at the Blanket Gold Mine, Zimbabwe

5.1.

Safety, Health and Environment

5.2.

Social Investment

5.3.

Gold Production

5.4.

Operating Costs

5.5.

Underground

5.6.

Metallurgical Plant

5.7.

Capital Projects

5.8.

Mineral Reserves and Resources

5.9.

Indigenization

5.10.

Risks

5.11.

Opportunities

5.12.

Outlook

6.

Exploration and Project Development

6.1.

Base Metals: Nama Copper/Cobalt Project – Zambia

6.2.

Gold: Zimbabwe

6.3.

PGE/Ni/Cu: Rooipoort (including Grasvally) and Mapochsgronde) - South Africa

7.

Investing

8.

Financing

9.

Liquidity and Capital Resources

10.

Off-Balance Sheet Arrangements

11.

Related Party Transactions

12.

Critical Accounting Policies

13.

Securities Outstanding

14.

Controls

15.

Qualified Persons

1.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.

OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  The Corporation’s primary assets are an operating gold mine in Zimbabwe (the “Blanket Mine”), a base metals exploration project in Zambia (the “Nama Property”) and platinum and base metal (PGE) projects in South Africa (Rooipoort/Mapochs).

Caledonia’s shares are listed on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on NASDAQ-OTCBB as “CALVF”.

The Corporation’s business model is to identify and/or acquire properties or projects early in the development cycle which have the potential to become viable operations, and then add value by developing the asset, either as an operator or through joint venture agreements.  The possibility of divestiture in whole or part will be considered at different points in time and will be governed by the benefit to shareholders.

3.

HIGHLIGHTS FOR THE QUARTER ENDED MARCH 31, 2011 (“1st  QUARTER 2011”)

•

Gold produced at the Blanket Mine in Zimbabwe increased by 17% to 7,322 ounces from the 6,235 ounces produced in the preceding quarter.  Gold production in the quarter was 134% higher than the 3,129 ounces of gold produced in 1st quarter 2010. Gold production in April 2011 was 2,737 ounces.

•

The average achieved price per ounce of gold in the 1st quarter of 2011 was US$1,397 compared to US$1,107 in the 1st quarter of 2010.

•

Gross Profit (i.e. before depreciation, amortization and administrative expenses) was $5,248,000 compared to $2,815,000 in the 4th quarter of 2010 and $449,000 in the 1st quarter of 2010.

•

Caledonia recorded net profit before tax of $3,044,000 compared to $110,000 in the 1st quarter of 2010.

•

Average gold recovery remained stable at 92%.

•

Cash operating costs at the Blanket Mine were US$648 per ounce of gold produced, compared to US$807 per ounce in the 1st quarter of 2010 and US$791 per ounce in the 4th quarter of 2010.

•

At March 31, 2011 the Corporation had net cash and cash equivalents of $1,406,000 (December 31, 2010 $398,000).

•

At Blanket, during the quarter the Corporation made considerable progress in removing the remaining constraints to achieving the targeted annual production rate.

•

The 2011 drilling program commenced in March 2011 at the Konkola West area of the Nama base metals project in Zambia to identify whether typical copper-belt type mineralisation, which is the primary type of mineralisation found in Zambian copper and cobalt deposits exists similar to that on the adjacent property to the east of Konkola West. This drilling programme is on-going and the results will be made available when management has received and evaluated the results of this stage of the programme.

•

Blanket’s Hazardous Chemical rating was upgrade from Yellow to Green by the Zimbabwean Environmental Management Agency, which is an excellent and noteworthy achievement by the Blanket management and staff.

4.

SUMMARY FINANCIAL RESULTS FOR 1st QUARTER 2011

The table below set out selected consolidated financial information for the three months ended March 31, 2011 and 2010.

Condensed Consolidated Statement of Comprehensive Income (in thousands of Canadian dollars except per share amounts)
	Three months ended March 31,
	2011 $	2010 $
Revenue	11,226	4,458
Royalty	455	145
Production costs	4,950	3,279
Amortization	573	585
Gross profit	5,248	449
Administrative Expenses	2,049	424
Results from operating activities	3,199	25
Finance income	-	100
Finance expense	155	15
Profit before income tax	3,044	110
Income Tax expense	1,150	-
Profit for the period	1,894	110
Loss on foreign currency translation	(714)	(676)
Total comprehensive income/(loss) for the period	1,180	(566)

Earnings per share (cents)
Basic	0.38	0.02
Diluted	0.35	0.02

Weighted average number of common shares outstanding
Basic	500,169,280	500,169,280
Diluted	542,709,280(1)	500,169,280
(1) The dilution effect is caused by share options “in the money” at March 31, 2010 and not common shares issued.
Condensed Consolidated Statement of Financial Position (in thousands of Canadian dollars except per share amounts)
	Mar 31, 2011 $	Dec 31, 2010 $
Total assets	39,910	34,520
Total liabilities	14,807	11,699

The following information is provided for each of the eight most recently completed quarters of Caledonia - ending on the dates specified - in thousands of Canadian Dollars.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS, unless specified below.

($000’s-except per share amounts.)	Mar 31/11	Dec 31/10	Sept 30/10	June 30/10	Mar 31/10	Dec 31/09	Sept 30/09	June 30/09
	Under IFRS					Under Canadian GAAP
Sales from continuing operations	11,226	7,426	6,331	4,154	4,458	4,263	4,932	2,364
Net Income/ (loss) after tax from operations	1,894	(643)	1,133	(173)	83	(3,738)	826	(199)
- Per share basic	0.0038	(0.0013)	0.0023	(0.0003)	0.0002	(0.0075)	0.0017	(0.0004)
- Per share diluted	0.0035	(0.0013)	0.0023	(0.0003)	0.0002	-	-	-
No of shares basic ‘000	500,169	500,169	500,169	500,169	500,169	500,169	500,169	500,169
No of shares diluted ‘000	542,709	503,472	503,472	500,169	500,169	500,169	500,169	500,169

Note:

 The effect of the dilution on the earnings per share has not been calculated for 2009 as the result was a loss and the diluted earnings per share would be anti-dilutive.

Administration expenses in the 1st quarter included share-based expenses, for share options granted, of $1,102,000 (nil -2010), regional office expenses of $274,000 ($62,400 - 2010), withholding taxes paid $212,000 (nil – 2010), management contract fee $171,000 ($141,000 – 2010) audit fees $78,000 ($40,000 – 2010) and other expenses of $212,000 ($181,000 – 2010).

The taxation charge in the 1st quarter is made up of an income tax estimate of $459,000 (nil – 2010) and an increase in deferred tax of $691,000 (nil – 2010).

The effect of the transition to IFRS and the reconciliation from Canadian GAAP to IFRS can be seen in Note 22 of the Condensed Consolidated Financial Statements.

5.

OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

The primary focus of the Blanket Mine in Zimbabwe for the quarter under review was on the commencement of certain underground works which should, once completed, allow the planned gold production of approximately 40,000 ounces of gold per annum to be achieved on a sustainable basis and result in a reduction of mine operating costs.  Further major capital investment at Blanket and the satellite projects, other than the contracted underground works and the installation of standby generating capacity have been largely curtailed pending clarification of the recently announced regulations regarding the indigenization policy of the Government of Zimbabwe.

5.1

Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded.

Class	1ST QUARTER 2011	1ST QUARTER 2010
Lost time injury	0	0
Occupational illness	0	1
Medical aid	3	3
Restricted work activity	9	3
First aid	2	3
Total	14	10
Incidents	6	11
Near misses	7	13

The increase in restricted work activity cases was primarily due to the increased number of man-hours worked in the quarter compared to the 1st quarter of 2010 and an increase in the number of new employees.  The reduction in incidents and near misses reflects positively on the focus which the Blanket management team attaches to health and safety.  During the 1st quarter, 510 of Blanket’s employees received training either in respect of their designated role and/or on general health safety procedures and first aid.  It is anticipated that the continued focus on preventive training will lead to a continuing improvement in future safety performance.

The positive effect of Blanket’s continuing HIV/AIDS education is starting to show.  Testing for HIV/AIDS is conducted purely on a voluntary basis and 7 new cases were identified amongst employees and 3 cases amongst their dependents.  During the quarter 1,883 visits by workers and their dependents to the mine clinic were recorded.

There were no adverse environmental issues during the quarter.  Water sampling results from the 14 monitoring holes downstream of the tailing dams continue to verify satisfactory environmental controls. Water usage in the quarter was 12 % higher than in the comparable quarter of 2010 due to increased processed tonnes and a general increase in domestic water usage due to an exceptionally dry period.

Blanket’s Hazardous Chemical rating was upgrade from Yellow to Green by the Zimbabwean Environmental Management Agency, which is excellent and noteworthy achievement by the Blanket Management and staff.

5.2

Social Investment

During the quarter, Blanket Mine spent approximately $48,500 on community and social investment projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees. In the quarter, Blanket made total payments to the Zimbabwean Government and its agencies of US$1.8 million in respect of royalties, taxation and other non-taxation charges.

5.3

Gold Production

7,322 ounces of gold were produced in the 1st quarter, a 17% increase on gold produced in the 4th quarter of 2010 and a 134 % increase on gold produced in the 1st quarter of 2010.  Tonnages milled, average grades, recoveries and gold produced during April 2011, the 1st quarter and the preceding 4 quarters are shown in the table below.

	Year	Tonnes Milled	Gold Head (Feed) Grade(g/t)	Recovery	Gold Ounces Produced	Average sales price per ounce of gold sold (US$/oz)
April	2011	20,149	4.53	93.3%	2,737	1,507
First quarter	2011	61,437	4.02	92.2%	7,322	1,391
Fourth quarter	2010	51,313	4.15	91.1%	6,235	1,384
Third quarter	2010	41,594	4.04	91.3%	4,935	1,241
Second quarter	2010	30,788	3.79(1)	90.8%	3,408	1,192
First quarter	2010	29,805	3.58	91.2%	3,129	1,109

(1)

 Increase in recovered grade is a direct result of discontinuing mining operations above the 510 m level

Production during the 1st quarter of 2011 and in April 2011was higher than the period January to April 2010 due to the continued ramp-up in production following the commissioning of the No.4 Shaft Expansion Project in 2010.  The increase in tonnes mined was lower than planned due to constraints experienced in the movement of materials underground, particularly on the 22 Level (750 m BMSL). These constraints were described in the 2010 annual report and MD&A that is filed on SEDAR. The work that was undertaken to remedy these constraints had an adverse effect on production during the quarter.  The gold grade of the mined ore was slightly above the mine plan and gold recoveries increased to 92.2%, higher than the planned recovery of 91% and the recovery of 91.1% which was achieved in the previous quarter.  Power availability in the quarter remained stable following the new supply agreement which was signed in October 2010.

5.4

Operating costs

The operating cash costs per ounce of gold produced during the quarter and the preceding 4 quarters are set out in the table below.

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	1st Quarter 2011
Gold – US$ cost/oz produced
Labour	326	324	232	211	208
Consumables	306	301	249	329	247
Electricity (incl. diesel)	108	97	105	167	145
Other admin costs	67	94	65	84	48
Total US$ cost/oz gold produced	807	816	651	791	648
Gold Ounces produced	3,129	3,408	4,935	6,235	7,322

The average cost per ounce of gold produced is sensitive to production volumes and the 17% increase in gold production between the 4th quarter of 2010 and the 1st quarter of 2011 resulted in an 18% reduction in the cost per ounce of gold produced. The extent of the overall cost reduction was impacted by a significant increase in labour costs (17%) in the 1st quarter following the eventual settlement of long-running wage negotiations with the resultant 2010 wage increase being backdated to October 2009.  The availability and reliability of electrical power during the quarter continued the improvement which was seen in December 2010 subsequent to the signing of the new power agreement.  The price of  electricity supplied under the  terms of the new supply agreement is more expensive than under the previous agreement, but it is still considerably less expensive than the cost of electricity generated by the mine’s standby generators.  The further strengthening of the South African Rand also adversely affected the US dollar-denominated cost of consumables and capital items imported from South Africa.

5.5

Underground

The AR South ore body continued to provide the majority of ore during the quarter. Actual average daily production from AR South above 18 Level was 284 tonnes and average daily production from AR South between 22 Level and 18 Level was197 tonnes.  The balance of production came from the Lima and Eroica ore bodies, which had an average daily production in the quarter of 93 tonne and 144 tonnes respectively.  Production from AR South in general was affected by handling constraints on 22 Level and production from AR South between 22 and 18 Levels was also affected by poor ventilation.  The 22 Level material handling constraints have been addressed by the completion of the raise bored ore pass and the ventilation constraint will eventually be satisfied by the drilling of a new ventilation raise that has commenced and is discussed below.

5.6

Metallurgical Plant

The metallurgical plant operated during the quarter at better than budgeted efficiency.  The first of two new gyratory crushers was installed in the quarter and is working well.  Subsequent to the end of the 1st quarter the second crusher and new triple- deck screen were installed and successfully commissioned on May 3.  All of the Carbon-in-Leach (CIL) tanks have now been fitted with the new improved-design agitator mechanisms.

5.7

Capital Projects

Raise Boring

Subsequent to the completion of the No. 4 Shaft Expansion Project, certain ore handling limitations existed on 18 and 22 Levels at the year end and were commented upon in detail in the 2010 MD&A.  These limitations have now been addressed by raise boring an ore pass connecting 18 Level to the No. 2 grizzly tip and ore bin on 22 Level.  The 120 meter long and 1.5 meter diameter ore pass was completed during the quarter and the self-tipping ramp and grizzly on top of the ore pass on 18 Level is planned to be completed and commissioned by the end of May.  This ore pass will vastly improve the efficiency of delivering ore to the new underground crushing and hoist loading station by eliminating the necessity to double handle ore and waste generated on 18 Level down to 22 Level via the No 6 winze before it is crushed and hoisted from the underground loading station to surface.  However, the process of raise boring the ore pass interfered with production mining activities because waste from the raise borer had to be removed on a regular basis and transported on 22 Level so that it could be crushed and hoisted. This caused production to be lower than the mine’s 1st quarter target

750m AR – Lima Haulage

Subsequent to the completion of the No. 4 Shaft Expansion Project, work has recommenced on the 22-Level Haulage Extension Project.  This project will link the Blanket and Lima shafts on 22-Level and will also allow for the further up-dip and down-dip exploration of the Blanket Mine’s known ore bodies.  Crosscuts (short side tunnels) will be mined from the 22-Level Haulage in order to provide the required drilling platforms from which the ore bodies below the 22-Level can be drilled.  If this exploration is successful, this haulage will also allow for the rapid commencement of mining on the new mining areas defined.  Included in the scope of work is a 230 meter long ventilation raise which is currently in progress and that will provide satisfactory ventilation in this area, allowing for double-shift blasting that will accelerate the daily advance drilling rate.  Work on this ventilation raise is expected to be completed in the 2nd quarter of 2011.  It is planned that all of the work on the 22-Level Haulage Project and its cross-cuts will be carried out simultaneously with normal mining production with completion by the end of 2012.  The budgeted cost of the 22 Level Project utilizing internal resources is about US$900 per meter advanced and equipped. The estimated capital cost for the planned 2,400 meter development, including the raise boring of the ventilation raise is approximately US$2.4 million, which will be funded from internal cash flows.

10MW x 33KV Standby Diesel Generating System

The erection of the new standby power generation building with its 20 tonne overhead travelling gantry and the installation   of the four standby generators, transformers, the required incoming and outgoing  33KV reticulation and control systems is expected to be completed, tested and commissioned during the 2nd quarter.  Notwithstanding the recent improvement in electricity supply, management decided to progress the plans to equip Blanket with full standby generating capacity.  The standby generating system, when fully commissioned, will allow Blanket to maintain full operations during any interruptions to the normal electricity supply arising from load-shedding, line faults and other supply problems.

5.8

Mineral Reserves and Resource

The Corporation previously published mineral reserve and resource figures for the Blanket Mine calculated as at December 2006.  In the period since then the reserve and resource figures will have been depleted to the extent of the production which has occurred during the period.  The Corporation has not had any new formal reserve or resource figures calculated and reported by a person who is an independent qualified person.  Therefore current figures are not quoted in this report. A new technical report is currently being prepared by an independent qualified person, in compliance with Canadian National Securities Instrument 43-101, and will be published by the end of the 2nd quarter.  Further NI 43-101 reports are expected to be issued from time to time thereafter which will reflect the results of on-going operations and exploration work.

5.9

Indigenization

The President of the Republic of Zimbabwe brought the Indigenization and Economic Empowerment Act (the “Act”) into law through decree in March 2008. The law seeks to ensure that at least 51% of all businesses in Zimbabwe are held by Indigenous Zimbabweans. In February 2010, the Minister for Youth Development, Indigenization and Empowerment (the “Minister”) issued Regulations which gave effect to the Act.

Caledonia has consistently supported the principle of indigenization on a commercially acceptable basis and submitted an indigenization proposal on May 9, 2011.

5.10

Risks

Future risks are identified as set out below.

•

Indigenization: Indigenization legislation is once again high on the Government’s political agenda making Zimbabwe an exceptionally difficult investment environment.  Uncertainty regarding Blanket’s obligations in respect of the implementation of Indigenization and the general climate of uncertainty that indigenization policies have created in Zimbabwe creates multiple risks which include: investor uncertainty, uncertainty as to the level of any indigenization shareholding, the identity of indigenization partners and uncertainty as to any future revenue obligations that may be required to offset a requirement for direct equity participation by indigenous parties.

•

Illegal mining: During the quarter there has been an increase in illegal mining activities at surface on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.

•

Increasing costs and taxes: notwithstanding the dollarization of the Zimbabwean economy. Blanket continues to experience significant upward cost pressures from labour, the state-owned electricity supplier, and from local and national government for levies, fees, royalties and other direct and indirect taxes.  The continued strength of the South African Rand against the United States Dollar also increases the US Dollar-denominated cost of materials and equipment which are imported to Zimbabwe from South Africa.

•

Congestion on the 22 Level Haulage during the development phase of the haulage to Lima and the development of drilling crosscuts and platforms on 22 Level.  The minimisation of the this congestion, by means of train scheduling, will become easier once the raise boring of the ventilation raise has been completed, and a newly designed mucking system has been put into operation.

•

Succession planning:  the limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe create a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket mine is depleted.   The lack of succession planning is also a risk at the Caledonia level.

•

Regulatory uncertainty:  Blanket’s existing licences and permits are in good standing.  However, in the context of political uncertainty and the lack of administrative transparency in Zimbabwe, there is the risk that licences and permits may be revoked or not renewed.

•

Reserve replacement: exploration activities at Blanket may not identify sufficient resources of an adequate grade and metallurgical composition to replace ore which has been depleted by mining activities.  Blanket has embarked on development and exploration programmes as set out in sections 5.7 (Lima Haulage) and 6.2.

5.11

Opportunities

•

Increased production: Completion of certain of the underground development works subsequent to the end of the quarter should allow an increase in quarterly gold production from the 7,322 ounces achieved in the 1st quarter to a level of approximately 10,000 ounces by the commencement of the third quarter.  Blanket’s existing reserves and resources could support a further increase in production provided the necessary investment in development is made.

•

Surplus capacity: The mine currently has a daily average mining capacity of at least 1,000 tonnes and the metallurgical plant currently has the capacity to process approximately 1,800 tonnes of ore per day. Any increased production arising from increased mining throughput could therefore be achieved with  little or no capital investment in the metallurgical plant and incurring only increased consumable costs to treat the increased throughput.

•

Exploration success: Blanket’s main exploration objectives are to accelerate the 22 Level Haulage Development Project and the related exploration of the down-dip extensions of the known ore bodies and to develop the GG and Mascot exploration projects as rapidly as mine cash flow and the investment climate in Zimbabwe allow.  Depending on exploration success, Blanket may be able to further increase its production levels within the proven and probable resource base.

•

Cost reductions: Blanket has several opportunities to reduce its current operating costs:

o

the completion of the new ore pass between 18 Level and 22 Level and the installation of the tipping station on 18 Level will help to reduce congestion on 22 Level at Blanket and remove the requirement for multiple handling of ore and waste;

o

the present metallurgical plant currently has the capacity to treat approximately 1,800 tonnes of ore per day when mining is able to supply additional ore from either the Blanket mine underground or from its exploration/development properties; and

o

Management has identified and estimated the essential underground capital and development expenditures that will be required to attain higher than the 1000 tonnes per day currently targeted mining production levels.  Subject to a satisfactory investment climate prevailing in Zimbabwe after an acceptable clarification of the Government’s indigenization requirements, capital could be allocated to upgrade certain metallurgical circuits, upgrade surface and underground facilities in order to further increase gold production, optimize the operations and reduce operating costs.

5.12

Outlook

Following the commissioning of the 18 Level to 22 Level ore pass it is anticipated that production will increase to the targeted annualized production rate of 40,000 ounces of gold per annum by the start of the third quarter.

In the absence of any unforeseen changes or legislated interference to the operating and commercial environment, Blanket should be able to achieve sufficient critical mass and realise substantial economies of scale and improve its cash-generative capacity.  The expanded capacity of the Blanket metallurgical plant to approximately 1,800 tonnes per day enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot area mines if the planned exploration/development work in the outside areas is successful.

6     EXPLORATION AND PROJECT DEVELOPMENT

6.1

Base Metals: Nama Copper/Cobalt Project – Zambia

Three main styles of cobalt (“Co”) mineralization occur in the Nama area, the “A-type” cobalt oxide mineralization, the ‘D-type’ iron oxide bodies which are mostly enriched in Co, and the copper (“Cu”) dominated Ore Shale hosted Cu-Co mineralization, more common elsewhere in the Copperbelt, which is being exploited by neighbouring mines to the east and south of Nama.  Recent exploration activities at Nama have resulted in the definition of two resource targets (being “Konkola East” and “Kafwira”) characterized as belonging to the Ore Shale-hosted Cu-Co style of mineralization.  These targets will be investigated further during the 2011 exploration field season, including some diamond drilling to confirm the existence of Copperbelt stratigraphy within the two target areas.  Drilling of the first of four sequential holes at the Konkola East target area commenced in mid-March 2011 and the drilling is expected to be completed and the receipt of assaying results of this first work program are expected to be received in the 3rd quarter.  Thereafter, depending on the early results from Konkola east, drilling will continue on at Konkola East or on the Kafwira target area.

6.2

Gold: Zimbabwe

The Corporation’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in section 5.7 (Lima Haulage)  Other than at Blanket itself, Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares.  Blanket’s main exploration efforts on its satellite properties continue to be focused on the GG prospect and the Mascot Project Area, which are believed to have the greatest potential of success and which are both within easy and economic trucking distance of the Blanket plant.

Drilling programs were carried out at GG over the past 5 years.  Thirteen diamond cored holes were drilled amounting to 2,336 meters of drilling.  Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200 m.  A prospect shaft has been sunk down to the first level as a first step to exposing the mineralization. At GG, further core drilling from the surface will be done in 2011 to establish the strike extent of previously established mineralization.  In addition, the existing prospect shaft will be deepened and underground development on the first and second levels will be advanced to expose the extent of the mineralization and to facilitate evaluation, sampling and mine planning.  Depending on the successful outcome of exploration work, daily production to a maximum of 200 tonnes of ore per day could be obtained, which could be trucked to the Blanket plant for processing as the plant has existing surplus capacity.

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) each of which extend down to depths of up to 450 meters and other infrastructure, much of which is in need of extensive rehabilitation.  Each of these shafts operated until the mid-1960’s after which production ceased due to the increasing political difficulties at that time and the limitations of the technology that was then available.  Blanket management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably on a sustainable basis, and not just at the prevailing high gold price.  The rehabilitation and installation of infrastructure at Mascot and Eagle Vulture mines continues and is at an advanced stage and underground activities are planned to resume in the 2nd quarter of 2011. Depending on the outcome of exploration work, daily production to a maximum of 400 tonnes of ore per day could be obtained, which could be trucked to the Blanket plant for processing as the plant has existing surplus capacity

The rate of investment at GG and the Mascot Project Area has been reduced pending clarification of the intentions of the government of Zimbabwe regarding Blanket’s indigenization obligations.

6.3

PGE/Ni/Cu: Rooipoort and Mapochsgronde (including Grasvally) - South Africa

An application in terms of the provisions of the applicable Act is in progress to treat the 5 adjoining prospecting rights at Rooipoort as a single right and to extend the period of this consolidated right for a further three years.  The prospecting rights granted to the Corporation to prospect for Platinum Group Elements (PGE’s) on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration.  A further application has been made for an adjoining property to the north of the rights granted above.  The Corporation is awaiting the issue of the prospecting right

Activities at Rooipoort/Mapochs properties were suspended during 2010 due to the continued complete lack of progress on the part of the South African Department of Mineral Resources in registering the licence areas in the names of Caledonia’s local subsidiaries.  Without secure title transfers the Company did not wish to expend further funds on these properties. The Corporation continues to search for a Joint Venture partner for the 2 projects.

7.

INVESTING

During 1st quarter 2011 Caledonia invested $3,523,000 ($1,076,000 – 2010) in capital assets and mineral properties.  Of the amount invested in 2011, $166,000 ($156,000 – 2010) was spent at Nama and $3,357,000 ($915,000 – 2010) at Blanket.

8.

FINANCING

Caledonia financed its operations using funds on hand and those generated by its operations.  No equity fund raise is currently planned during 2011.  In late 2010, Blanket secured an increased loan facility from its bankers in Zimbabwe which now is set at US$2.5 million and falls due for repayment on July 30, 2011.  Subject to acceptable terms and conditions being offered, Blanket will seek a further renewal of this facility. At the end of the 1st quarter, US$ 811,000 ($588,000 – 2010) was owed on this overdraft.

The remaining three diesel generators which are being commissioned in the 2nd quarter have been funded by the supplier. It is planned that all outstanding amounts in respect of these generators will be paid before the end of 2011.

9.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2011, Caledonia had a working capital surplus of $2,261,000 ($1,543,000 – Dec 2010).  Current assets increased significantly during the quarter reflecting the increased level of trading activity at Blanket.  Accounts receivable increased by $2,547,000 which was due to the increased amount owed by Rand Refineries for the last gold sale of the quarter and a Sales Tax (VAT) receivable. Inventory levels have been reduced by $427,000 due to there being no gold in process at the quarter end and net cash balances increased by $1,008,000 during the quarter.  Short term borrowings from Blanket’s Zimbabwean bankers increased by $64,000 to $811,000, which is well within the full extent of that facility.

As of March 31, 2011 Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,866,000 ($1,919,000 – 2010).

10.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

11.       RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	Three months ended March 31
	2011	2010	2009
	$’000	$’000	$’000
Management fees, and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	140	138	141
Rent paid to a Company owned by members of the President’s family	14	13	11
Fees paid to the Chairman of the Board	5	12	50
Legal fees paid to a law firm where a Director is a partner	12	12	2

12.      CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations and future tax liabilities.  As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia.  The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago.  The asset retirement obligations estimation for Blanket was recalculated before December 31, 2010.  The estimations are accreted annually at rates between 1.7% and 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

There have been no accounting policy changes adopted since January 1, 2010, except for IFRS.

12.1. Adoption of Accounting Standards and Pronouncements under IFRS

The Company’s first financial statements prepared under IFRS are the interim financial statements for the three months ended March 31, 2011, which includes full disclosure of its new IFRS policies in Note 3 to these financial statements. These financial statements also include reconciliations of the previously disclosed comparative periods financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS as set out in Note 22.

The most significant effect of the transition to IFRS is the increase in the carrying value of the fixed assets at the transition date. As Caledonia adopted IFRS after its subsidiary companies it has to report the assets and liabilities at the values shown at subsidiary level. The increase in fixed asset values is mainly attributable to the inclusion of the Blanket Mine fixed assets at their IFRS deemed cost which resulted in an increase of $13.9 million with corresponding reductions in Eersteling and Zambia on exploration properties.

The increase in the deemed cost for Blanket Mine also resulted in an annual increase in the amortization charge of $1.99 million.

13.         SECURITIES OUTSTANDING

As at May 15, 2011 the following securities were outstanding:

(1)

500,169,280 common shares issued;

(1)

Options and warrants as follows:

Number	Description	Exercise Price	Expiry Date
26,080,000	Common share purchase options	$0.07	Various until May 11, 2016
16,460,000	Common share purchase options	$0.13	January 31, 2016

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 17,436,928 shares.

In January 2011, the Board granted 16,460,000 share options as an incentive to directors, officers and employees of the Company at an exercise price of $0.13 per Caledonia common share expiring on January 31, 2016.  This gave rise to a ‘non-cash’ share-based payment expense of $1,102,000 in this quarter.

14.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2010 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation has engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.  Prior to this engagement, management concluded that the following disclosable material weaknesses existed and still exist as at March 31, 2011.

Segregation of duties

Prior to the end of 2009, due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis.  The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects.  The Corporation continued to enhance and monitor this process to ensure that its financial accounting reporting system was able to prevent and detect potentially significant errors.

As a consequence of the above, an additional accounting member of staff was recruited in November 2009 to the Corporation’s Africa office in Johannesburg. This has improved the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.  Both disclosure control and procedure objectives have now been met.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Corporation’s development, the Corporation does not have sufficient size and scale or requirement to warrant the hiring of additional staff to correct further segregation of duties weakness at this time.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

15.

QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.